SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

MSC.Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

553531104

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,424,023

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,424,023

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,424,023

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,636,035

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,636,035

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,636,035

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,636,035

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,636,035

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,636,035

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.01 par value (the “Common Stock”), of MSC.Software Corporation (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisors Inc. (“EICA” and collectively, the “Reporting Persons”) as of February 10, 2009 and amends and supplements the Schedule 13D filed on May 13, 2008, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$ 29,623,364
Elliott International Working Capital	$44,435,016
ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On February 9, 2009, the Reporting Persons and certain of their affiliates (collectively, the “Elliott Parties”) entered into an agreement with the Issuer pursuant to which the Elliott Parties agreed that until June 30, 2009, neither they nor any of their affiliates (as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) will (and neither the Elliott Parties nor their affiliates will assist or encourage others to), without the prior written consent of the Issuer or its Board of Directors (or any committee thereof): (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, directly or indirectly, by purchase or otherwise whether publicly or privately, ownership (including, without limitation, beneficial ownership as defined in Rule 13d-3 of the Exchange Act or through the acquisition of options or other rights) of more than 2,963,908 shares of the common stock of the Issuer (without taking into account shares held by the Elliott Parties as of the date hereof) or any subsidiary thereof, any of the material assets or businesses of the Issuer or any material subsidiary or division thereof or of any such successor or controlling person or any bank debt, claims or other obligations of the Issuer or any rights or options to acquire (other than those currently owned) such ownership (including from a third party); (ii) nominate individuals for election to the Issuer’s Board of Directors or make any other proposal at a meeting of the stockholders of the Issuer, or solicit, or be a participant (as such term is defined in Schedule 14A of the Exchange Act) in the solicitation of, any proxies or consents with respect to election or appointment of individuals to the Issuer’s Board of Directors or any other proposal at a meeting of the stockholders of the Issuer, or make any public announcement with respect to any of the foregoing or publicly request permission to do any of the foregoing; or (iii) make any public announcement of, or submit a public proposal for, or public offer of (with or without conditions) any extraordinary transaction involving the Issuer or its securities or assets, including but not limited to any tender or exchange offer to acquire shares of common stock of the Issuer. The foregoing clause (i) does not prohibit the Elliott Parties from making a private proposal to the Issuer or its Board of Directors regarding a possible acquisition of the Issuer or, subject to certain restrictions, to discuss such a transaction with third parties. Such agreement may terminate prior to June 30, 2009 under certain circumstances.

Depending upon market conditions and subject to the limitations described above in this Item 4 and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

As of the date hereof, the Reporting Persons do not have any plans or proposals with respect to the securities of the Issuer. However, the Reporting Persons reserve the right to further discuss and/or meet with management or the Board of Directors of the Issuer, potential third party acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities, which, subject to the limitations described above in this Item 4, may include plans or proposals for the acquisition of assets or securities of the Issuer or any other extraordinary transaction.

ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott beneficially owns 2,424,023 shares of Common Stock, constituting 5.4% of all of the outstanding shares of Common Stock. Elliott owns its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership and a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 3,636,035 shares of Common Stock, constituting 8.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 6,060,058 shares of Common Stock constituting 13.4% of all of the outstanding shares of Common Stock.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)        None of the Reporting Persons effected any transactions with respect to the securities of the Issuer during the past sixty (60) days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	February 12, 2009

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President